# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Senti Biosciences, Inc., CIK 0001854270
CUSIP: 81726A209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2 CORPORATE DRIVE, FIRST FLOOR, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 08/29/2025
Amends the filing with accession number 0001079973-25-000383
Filed by CIK 0002060465
Persons authorized to receive notices and communications: Lin-Chun Huang, Celadon Partners SPV 24, PO Box 500, 71 Fort Street, Grand Cayman, Cayman Islands (E9), KY1-1106, 852 3851 8700; Eleazer Klein, Esq., McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Celadon Partners SPV 24 (CIK 0002060465): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,404,441; sole dispositive power 0; shared dispositive power 13,404,441; aggregate amount beneficially owned 13,404,441 (45% of the class)
  Comment: Includes 3,627,441 shares of Common Stock issuable upon exercise of the Warrants (as defined in Item 3 of the Schedule 13D) up to the 45% beneficial ownership limitation cap. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (8), (10) and (11) give effect to such beneficial ownership limitation cap.
- Celadon Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,404,441; sole dispositive power 0; shared dispositive power 13,404,441; aggregate amount beneficially owned 13,404,441 (45% of the class)
  Comment: Includes 3,627,441 shares of Common Stock issuable upon exercise of the Warrants up to the 45% beneficial ownership limitation cap. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (8), (10) and (11) give effect to such beneficial ownership limitation cap.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Senti Biosciences, Inc.
Address of issuer's principal executive offices: 2 CORPORATE DRIVE, FIRST FLOOR, SOUTH SAN FRANCISCO, California (CA), 94080
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission on March 13, 2025 (as amended, the "Schedule 13D"). This Amendment No. 2 supplements Item 4 and amends and restates Item 5(a) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons intend to continue to engage in preliminary discussions with the Issuer regarding a potential financing transaction involving the parties and the terms and conditions thereof, certain of which may include, without limitation, changes to the Issuer's capital structure and composition of its board of directors (the "Board") such as those that involve the Reporting Persons obtaining additional representation on the Board or any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

From time to time, the Reporting Persons may also engage in discussions with members of the Issuer's management and Board, other current and prospective holders of the Issuers' debt and equity securities, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which (in addition to the matters discussed above) may include, among other things, the Issuer's business, management, capital structure and capitalization, capital allocation, corporate governance, ownership structure, Board composition and potential strategic alternatives and direction, including business combinations, a sale of the Issuer as a whole or in parts or acquisitions or investments by the Issuer, and operations, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions and negotiations referenced above, the Issuer's financial position and investment strategy, results and strategic direction, actions taken by the Issuer's management and board of directors, price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market, and general economic and industry conditions, the Reporting Persons intend to consider, explore, and develop plans and may in the future take such additional actions with respect to its investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or take any other actions with respect to its investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 26,160,206 shares of Common Stock outstanding as of July 31, 2025, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed by the Issuer with the Securities and Exchange Commission on August 7, 2025, and assumes the exercise of the Warrants, subject to the 45% beneficial ownership limitation cap as described in Item 3 of the Schedule 13D. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (8), (10) and (11) give effect to the 45% beneficial ownership limitation cap.

## Signatures
- Celadon Partners SPV 24: /s/ John Cullinane, John Cullinane, Manager, Celadon Partners, LLC (as sole manager of Celadon Partners SPV 24) (09/02/2025)
- Celadon Partners, LLC: /s/ John Cullinane, John Cullinane, Manager (09/02/2025)